UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Golar LNG Limited
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No   [X]

If “Yes”is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 16, 2007, announcing its financial results for the quarter ended September 2007.

Exhibit   99.1

THIRD QUARTER INTERIM REPORT

July - September 2007

Highlights

•	Golar LNG reports operating income of $18,9 million and a net loss of $8.8 million.
•	The results include an $11.1 million non-cash unrealised loss on interest swap valuations.
•	Improved earnings outlook for Q4 from spot trading vessels
•	Golar Spirit enters shipyard for conversion to FSRU for Petrobras contract
•	Agreement reached to purchase “Granatina”from Shell providing platform for future growth
•	Golar is raising $77.5 million in new equity to finance growth.

Results

Golar LNG Limited reports a net loss of $8.8 million for the three months ended September 30, 2007 (the “third quarter”), as compared to a profit of $89.6 million for the three months ended June 30, 2007 (the “second quarter”). The large movement in results arises because the Company booked a gain of $73.5 million in respect of the sale of its investment in Korea Line and also a gain on its equity swap and interest rate swap valuations of $15 million during the second quarter. By contrast, in the third quarter the Company has booked an unrealised loss of $11.1 million on interest rate swap valuations.

Operating income for the third quarter of $18.9 million was slightly up on the second quarter’s $18.8 million.

Operating revenues were $54.3 million in the third quarter as compared to $57.1 million for the second quarter as a result of lower spot vessel average daily time charter equivalents (TCE’s), principally as a result of the Golar Spirit not earning during the quarter as she positioned and prepared for entering the yard for conversion. There were 15 days offhire time as a result of drydocking during the third quarter, there are no drydocks planned for the fourth quarter of 2007. Average TCE’s for the fleet were $47,262 for the third quarter as compared to $50,936 for the second quarter of 2007.

Vessel operating expenses were lower at $12.5 million for the third quarter as compared to $13.4 million for the second quarter. Administrative expenses were $5.0 million, which is reduced from the second quarter’s expense of $5.2 million, but has again been affected by a share option valuation charge of as a result of an improvement in the Company’s share price.

Net interest expense for the third quarter was $14.3 million, slightly down from $14.5 million for the second quarter of 2007. Other financial items were a loss in the third quarter of $13.5 million as compared to the gain of $15.4 million for the second quarter. This has resulted from unrealised interest rate swap valuation losses of $11.8 million (before minority interest) as compared to the second quarter’s gain on the termination of an equity swap of $6.6 million and interest rate swap valuation gains of $8.4 million.

Earnings per share for the third quarter were ($0.14) as compared to $1.37 for the second quarter and are $2.06 for the nine months to September 30, 2007.

The Board has declared four dividends in 2007 totalling $2.25 per share based on the results for 2006, the sale of one new building and the sale of the Korea Line investment. Taking into account the need to fund the contracted FSRU conversion projects and other identified pending projects the Board has decided not to pay an additional dividend at this time although in doing so restates its intention to pay regular dividends moving forward dependent upon results.

Corporate and Other Matters

Golar has agreed to purchase the LNG Carrier “Granatina”, built by DSME in 2003 which has a nominal capacity of 140,000 m3and is a sister ship to Golar Winter and Methane Princess. Golar expects to take delivery of the vessel in January 2008 and will charter the vessel back to Shell for a short period ending prior to December 31, 2008. During the charter back period the vessel will continue to be technically managed by STASCO. Golar see this addition to its fleet as an attractive platform for the pursuit of further growth opportunities.

Since this vessel is a sister ship of the Golar Winter, which is scheduled to be converted to a FSRU, the vessel is particularly well suited to FRSU projects.

In order to finance the equity portion of the purchase the Company is planning a directed equity offering of 3.2 million shares towards international institutional investors. The issue, which is fully underwritten by Hemen Holding Ltd, will result in proceeds of approximately $77.5 million. After the registration of the share issue the Company`s issued share capital will consist of 67,576,866 shares, each at a par value of USD 1.00. The managers of the directed issue are Carnegie ASA and Fearnley Fonds.

Engineering and development work continues to progress on the Golar Spirit and Golar Winter FSRU conversion projects. Golar Spirit entered Keppel shipyard in Singapore as planned in early October and physical work has now commenced on the vessel conversion. The full suite of agreements associated with the employment by Petrobras of Golar Winter and Golar Spirit as FSRU’s have now been finalised and executed.

Golar Winter has been chartered to Shell for the period until October 2008 which will fully employ the vessel until the time Golar Winter is scheduled to enter the shipyard for conversion to a FSRU. Golar Frost is also now fully employed through until around year end. The forward programme for the Golar vessels is expected to result in a healthy increase in TCE earnings in the fourth quarter.

The Livorno project has now reached a critical stage as the project contemplates FID. Final EPC costs have now been submitted to the JV project team and the process of evaluation is drawing to a close. It is anticipated that an announcement will be made in the coming weeks.

The Cyprus Floating Power Generating Plant (FPGP) is still waiting for the relevant authorities to issue the necessary licenses to import, store and use the liquefied natural gas (LNG) required to fuel the FPGP. The delay is largely attributable to the Cyprus government’s overall LNG and energy strategy which is currently under debate at Ministerial level. Golar remains positive towards this project and continues to participate in the relevant meetings to try and facilitate a speedy resolution.

Golar continues to field enquiries from a growing pool of counterparties interested to progress FSRU projects. Detailed assessment of identified conversion opportunities for both Golar Freeze and Khannur are now well advanced. Additionally the Granatina, being a sister ship to Golar Winter, is well placed to secure FSRU employment opportunities.

Market

The increased demand for LNG in Japan that resulted from the June outage of one of TEPCO’s nuclear power plants tightened the market during the early part of the third quarter. However, as arrangements were finalised by Japanese buyers to cover this increased demand, spot shipping market rates have moderated somewhat. Moving into the fourth quarter, the Far East continues to be the market of choice for shippers of LNG and signs are starting to again appear of the spot shipping market tightening. Korea has yet to appear, as it often does around this time of year, as a buyer seeking to supplement its term purchases of LNG with additional winter spot cargoes. At the time of writing most modern and available LNG tonnage has departed the Atlantic Basin heading East.

There has been little evidence of winter LNG storage plays as seen at about this time last year however some vessels have been observed slow steaming East with schedules that contemplate a later delivery slot than what might have been considered more in keeping with the capability of the vessel.

The development in the charter market in the coming months will be strongly influenced by the demand for long haul winter cargoesgoing east. At the moment spot market TC rates are around $60k per day after reaching rates of around $75k per day in the first half of the quarter. Rates for medium term (one-year plus) employment remain unchanged from last quarter at around $65k per day.

As expected, Snohvit commenced operation during the quarter with Nigeria LNG Train 6 still to come on line. Recent reports suggest the large Qatar Gas 2 project will now commence operation of the first new large liquefaction train during the second half of 2008. Some existing units, including the newly commissioned Equatorial Guinea and North West Shelf have experienced operational difficulties during the quarter which has had a negative impact on the demand for shipping.

Several organisations have over the past few months expressed an interest in developing floating LNG production technologies, analogous to the introduction of FPSO’s for the production of crude oil. It is hoped that the introduction of this new approach will unlock and commercialise many smaller off shore stranded gas fields

Outlook

The Board remains optimistic about the contribution from the portfolio of existing and pending projects and is looking to strengthen this segment of the Company’s activities. The Board also believes that opportunities exist to grow the Company’s more conventional shipping activities and remains alert to opportunities such as the recent agreement reached to purchase Granatina.

The previously announced study on how to optimise the value of the Company’s LNG logistic investments and projects is now at an advanced stage. As previously reported, the study considered the two options of separation of traditional LNG shipping activities from project development activities and the separation of long-term charters (regardless of asset type) from short-term LNG Carrier chartering and project development activities. Whilst both restructuring options offered benefits and could be developed over time the Company has decided to pursue the separation of long term charters from other business opportunities. Substantial progress has been made over the third quarter toward realizing the restructuring objective with an initial three to four vessels and the Company expects to be in a position to publicly announce details of the restructuring during the first quarter of 2008.

The Board is optimistic that several of the potential projects in the project portfolio will be realized during the next six months. Such realization is likely to lead to increased medium to long term value for Golars shareholders.

The Board anticipates that earnings in the fourth quarter of 2007 from the Company’s spot vessels will show good improvement on the second and third quarters.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

November 16, 2007
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:

Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

          GOLAR LNG LIMITED SECOND QUARTER 2007 REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2007 July - Sept unaudited	2006 July – Sept unaudited	2007 Jan- Sept unaudited	2006 Jan- Sept unaudited	2006 Jan – Dec audited

Operating revenues	54,265	55,938	165,127	166,960	239,697
Gain on sale of new building	-	-	41,088	-	-
Vessel operating expenses	12,501	11,157	39,329	31,520	44,490
Voyage expenses	2,797	2,189	9,516	8,881	9,582
Administrative expenses	5,001	3,974	14,010	10,093	13,657
Depreciation and amortisation	15,116	14,723	44,845	41,713	56,822
Impairment of long-lived assets		-	2,345	-	-
Total operating expenses	35,415	32,043	110,045	92,207	124,551
Operating income	18,850	23,895	96,170	74,753	115,146
Interest income	14,577	10,304	40,369	29,358	40,706
Interest expense	(28,845)	(26,708)	(84,293)	(73,669)	(101,298)
Other financial items	(13,514)	(14,116)	(108)	7,534	8,436
Income before taxes and minority interest	(8,932)	(6,625)	52,138	37,976	62,990
Minority interest	(889)	(663)	(4,817)	(5,214)	(7,049)
Taxes	832	(241)	419	(647)	(1,257)
Equity in net earnings of investee	205	1,600	86,351	7,244	16,989
Net (loss)/income	(8,784)	(5,929)	134,091	39,359	71,673

Basic earnings per share ($)	$(0.14)	$0.09	$2.06	$0.60	$1.09

BALANCE SHEET (in thousands of $)	2007 Sept 30 unaudited	2006 Sept 30 unaudited	2006 Dec 31 audited
ASSETS
Short term
Cash and cash equivalents	127,296	65,329	56,616
Restricted cash and short-term investments	60,938	53,976	52,287
Other current assets	30,156	24,872	22,651
Amounts due from related parties	817	525	778
Long term
Restricted cash	807,737	747,899	778,220
Equity in net assets of non-consolidated associate	12,616	80,531	97,255
Newbuildings		33,107	49,713
Vessels and equipment, net	1,435,079	1,481,217	1,465,825
Other long term assets	61,398	31,325	42,844
Total assets	2,536,037	2,518,781	2,566,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Current portion of long-term debt	75,760	72,461	72,587
Current portion of capital lease obligations	5,581	4,994	5,269
Other current liabilities	47,722	51,154	50,248
Amounts due to related parties	130	111	253
Long term
Long term debt	761,488	827,249	803,771
Long term capital lease obligations	1,047,596	971,963	1,009,765
Other long term liabilities	83,692	83,027	84,816
Minority interest	37,253	32,801	32,436
Stockholders’ equity	476,815	475,021	507,044
Total liabilities and stockholders’ equity	2,536,037	2,518,781	2,566,189

STATEMENT OF CASH FLOWS (in thousands of $)	2007 July – Sept unaudited	2006 July – Sept unaudited	2007 Jan – Sept unaudited	2006 Jan – Sept unaudited	2006 Jan – Dec audited

OPERATING ACTIVITIES
Net income / (loss)	(8,784)	(5,929)	134,091	39,359	71,673
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation	15,116	14,723	44,826	41,713	56,822
Gain on disposal of vessels/newbuildings		-	(41,088)	-	-
Amortisation of deferred charges	(121)	471	744	1,212	1,644
Income attributable to minority interests	889	663	4,817	5,214	7,049
Gain on disposal of investment	-		(73,552)	-	-
Undistributed net earnings of non-consolidated investee	(205)	(1,600)	(11,588)	(6,064)	(15,809)
Drydocking expenditure	(970)	(5,140)	(14,625)	(5,790)	(5,864)
Stock-based compensation	2,705	735	4,996	2,084	2,790
Change in market value of equity, interest rate and currency derivatives	9,493	9,477	(8,006)	(18,614)	(26,156)
Interest element included in capital lease obligations	628	526	2,536	3,791	5,067
Unrealised foreign exchange loss / (gain)	3,084	4,076	6,210	11,427	17,644
Change in operating assets and liabilities	(5,739)	2,149	(10,202)	516	2,359
Net cash provided by operating activities	16,096	20,151	39,159	74,848	117,219

INVESTING ACTIVITIES
Additions to newbuildings	-	(726)	(1,103)	(224,300)	(240,906)
Additions to vessels and equipment	(16,329)	(1,606)	(23,254)	(10,799)	(16,673)
Disposals of new buildings/vessels	-	-	92,618	-	-
Long-term restricted cash	410	2,594	3,429	3,738	5,064
Purchase of unlisted investments	-		-	(500)	(5,501)
Purchase of marketable securities	-		-	(10,386)	(10,386)
Proceeds from disposal of marketable securities			171,595	2,248	2,248
Short-term restricted cash and investments	(8,676)	(6,430)	(8,651)	(4,528)	(2,839)
Proceeds from termination of equity swap			7,974	-	-
Net cash used in investing activities	(24,595)	(6,168)	242,608	(244,527)	(268,993)

FINANCING ACTIVITIES
Proceeds from long-term debt	120,000	-	120,000	120,000	120,000
Proceeds from long-term capital lease obligation	-	-	-	102,983	102,983
Repayments of long-term capital lease obligation	(1,203)	(1,242)	(3,548)	(2,798)	(3,860)
Repayments of long-term debt	(122,357)	(12,944)	(159,110)	(46,038)	(69,390)
Financing costs paid	(160)	-	(160)	(1,366)	(1,370)
Cash dividends paid	(80,110)	-	(145,772)	-	-
Dividends paid to minority shareholders	-	-	-	-	(2,200)
Payments to repurchase equity		-	(22,823)	-	-
Proceeds from issuance of equity		-	326	-	-
Net cash provided by financing activities	(83,830)		(211,087)	172,781	146,163

Net (decrease) / increase in cash and cash equivalents	(92,329)	(203)	70,680	3,102	(5,611)
Cash and cash equivalents at beginning of period	219,625	65,532	56,616	62,227	62,227
Cash and cash equivalents at end of period	127,296	65,329	127,296	65,329	56,616

Notes

1.
The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.

2.
The number of shares outstanding as of Sept 30, 2007 was 64,345,700 (June 30, 2007: 64,345,700). The weighted average number of shares outstanding for the third quarter and the year up to 30 September 2007 were 64,345,700 and 65,102,279respectively, and was 65,567,616 for the twelve months ended December 31, 2006.

GOLAR LNG LIMITED
(Registrant)

By:	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer

Dated: November 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date:	January 3, 2008	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer

SK 03849 0004 842887